Exhibit 12.1
Elan Corporation, plc
Consolidated Fixed Charges Ratios
October 2016 Debt Registration
(in $mlns)

		Year Ended December 31,				Quarter to March 31,
	2010	2009	2008	2007	2006	2011	2010
Net income (loss) from continuing operations	(324.7)	(176.2)	(71.0)	(405.0)	(267.3)	68.2	(6.8)
Minority interests	—	—	—	—	—	—	—
Loss from equity investees	26.0	—	—	—	—	12.5	4.8
Income tax provision (benefit)	2.1	46.4	(226.3)	6.9	(9.0)	4.9	12.0

Pre-tax income (loss) before minority interest and loss from equity investees	(296.6)	(129.8)	(297.3)	(398.1)	(276.3)	85.6	10.0
Plus:
Fixed charges	124.6	138.0	146.6	159.2	169.0	30.2	30.6
Amortization of capitalized interest	—	—	—	—	0.1	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Earnings	(172.0)	8.2	(150.7)	(238.9)	(107.2)	115.8	40.6

Fixed Charges:
Interest expensed	116.5	130.4	139.8	151.7	159.7	28.2	28.7
Interest capitalized	—	—	—	—	—	—	—
Plus:
Amortized premiums, discounts and capitalized expenses related to indebtedness	5.4	5.5	5.1	4.8	6.9	1.4	1.3
Estimate of interest within rental expense	2.7	2.1	1.7	2.7	2.4	0.6	0.6
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed Charges	124.6	138.0	146.6	159.2	169.0	30.2	30.6

Ratio of Earnings to Fixed Charges	—	—	—	—	—	3.83	1.33

Additional pre-tax income before minority interest and income from equity investees necessary to generate a ratio of Earnings to Fixed Charges of 1.0	296.6	129.8	297.3	398.1	276.2	—	—